

02007823

SECU[...]OMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 52380

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Colonial Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



PROCESSING
RECEIVED
MAR 27 2002

10 Midland Avenue
(No. and Street)

Portchester (City) NY (State) 10573 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neal D'Alessio 203-226-9584
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D. Zaidman CPA PC
(Name — if individual, state last, first, middle name)

175 Great Neck Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neal D'Alessio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Colonial Corp, as of December, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature] 3/12/02
Signature

Pres
Title

Judy M. Tucker
Notary Public

JUDY M. TUCKER
NOTARY PUBLIC
[illegible] COUNTY, CONNECTICUT
MY COMMISSION EXPIRES Feb 28 2003

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



D. Zaidman CPA, P.C.
CPAs and Business Consultants
175 Great Neck Road, Great Neck, New York 11021
Tel: 516-829-4706 Fax: 516-829-4708 E-mail: dzaidman@home.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS

Board of Directors
American Colonial Corp.

In planning and performing our audit of the financial statements of American Colonial Corp. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for the safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



D.ZAIDMAN, CPA P.C.
Great Neck, New York
February 28, 2002

AMERICAN COLONIAL CORP.
Financial Statements
December 31, 2001

CONTENTS



D. Zaidman CPA, P.C.
CPAs and Business Consultants

175 Great Neck Road, Great Neck, New York 11021
Tel: 516-829-4706 Fax: 516-829-4708 E-mail: dzaidman@home.com

Board of Directors and Shareholder
American Colonial Corp.

We have audited the accompanying balance sheet of American Colonial Corp. as of December 31, 2001, and the related statements of income and retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Colonial Corp. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

D. ZAIDMAN, CPA P.C.
Great Neck, New York
February 28, 2002

AMERICAN COLONIAL CORP.
Balance Sheet
December 31, 2001

ASSETS

Current Assets:		
Cash	$	6,281
TOTAL ASSETS	$	6,281

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accrued expenses	$	1,350
Stockholder's Equity:		
Common stock - - authorized 1,000 shares, no par value; 100 shares issued and outstanding		100
Paid in capital		50,910
Retained earnings (deficit)		(46,079)
Total Stockholders' Equity		4,931
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	6,281

See accountant's report and notes to financial statements

AMERICAN COLONIAL CORP.

Statement of Income and Retained Earnings

For the Year Ended December 31, 2001

Revenues	$ ----
Expenses:	
Office supplies and expenses	3,052
Licensing	1,868
Advertising and Promotions	1,725
Auto and travel	9,271
Professional fees	2,000
Sales training	404
Contributions	1,400
Dues and memberships	875
Insurance	1,667
Telephone	2,597
Rent	600
Printing	1,634
Miscellaneous	1,595
Taxes	250
Total expenses	28,938
NET LOSS	(28,938)
RETAINED EARNINGS (DEFICIT) - BEGINNING	**(17,141)**
RETAINED EARNINGS (DEFICIT) - ENDING	**$ (46,079)**

AMERICAN COLONIAL CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional	
	Number of shares	Amount	Paid-In Capital	Retained Earnings
Balance January 1, 2001	100	$ 100	$ 24,910	$ (17,141)
Additional investment			26,000	
Net loss				(28,938)
Balance, December 31, 2001	100	$ 100	$ 50,910	$ (46,079)

See accountants' report and notes to financial statements

AMERICAN COLONIAL CORP.

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash flows from operating activities:		
Net income (loss)	$	(28,938)
Changes in operating assets and liabilities:		
Increase in accrued expenses		1,350
Net cash provided by operating activities		(27,588)
Cash flows from financing activities:		
Contribution to capital		26,000
Net cash provided by financing activities		26,000
Net decrease in cash		(1,588)
Cash at beginning of year		7,869
Cash at end of year	$	6,281

AMERICAN COLONIAL CORP.
Notes to Financial Statements
December 31, 2001

NOTE 1 – SUMMARY of SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

American Colonial Corp. (the Company) was formed on January 27, 2000 in the state of Connecticut. The company registered with the Securities and Exchange Commission on August 17, 2000 to operate as a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership on August 17, 2000.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The stockholder of the company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. No provision for federal or state income taxes has been recorded in these financial statements because the stockholder is personally liable for such taxes on his individual income tax return.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

NOTE 2 – MINIMUM CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1, the corporation is required to maintain net capital of not less than $5,000 in 2000. At December 31, 2001, the corporation's net capital as defined by SEC Rule 15c3-1 was $6281.

AMERICAN COLONIAL CORP.
Notes to Financial Statements
December 31, 2001

NOTE 3 – SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash payments for interest	$ ----
Cash payments for taxes	$ 250

SCHEDULE I

AMERICAN COLONIAL CORP.

Computation of Net Capital Under Rule 15c3-1 of the
Securities Exchange Commission
As of December 31, 2001

Net Capital:	
Total Stockholder's equity	$ 6,281
Aggregate indebtedness	$ ----
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 1,281
Ratio: Aggregate indebtedness to net capital	0 to 1
Reconciliation with company's computation (included in Part II of Form X-17-A-5 as of December 31, 2000):	
Net capital, as reported in company's Part II (unaudited) FOCUS report	$ 6,281

No material differences existed between the audited computation of net capital and the company's Part II (unaudited) report.

SCHEDULE II
AMERICAN COLONIAL CORP.
Report of Material Inadequacies
As of December 31, 2001

No material inadequacies found to exist as of December 31, 2001 and no material adequacies existed since January 21, 2001.